UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BRAINSWAY LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, Par Value NIS 0.04 Per Ordinary Share

(Title of Class of Securities)

10501L106

(CUSIP Number of Class of Securities)

Menachem Klein, Esq.

BrainsWay Ltd.

19 Hartum Street

Bynet Building, 3rd Floor

Har HaHotzvim

Jerusalem, 9777518

Israel

+972 (3) 582-4030

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:

Perry Wildes, Adv. Oded Bejarano, Adv. Gross & Co. One Azrieli Center Tel Aviv 6702100, Israel +972 (3) 607-4444	Rick A. Werner, Esq. Jayun Koo, Esq. Haynes and Boone, LLP 30 Rockefeller Plaza New York, New York 10112 (212) 659-7300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$9,879,918.50	$1,077.90

1	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all the outstanding options to purchase Ordinary Shares of Brainsway Ltd. (the “Issuer”) that may be eligible for exchange in the offer will be tendered pursuant to this offer. This calculation assumes options to purchase an aggregate of 1,473,800 Ordinary Shares, having an aggregate value of $9,879,918.50 as of May 4, 2021, calculated based on the average of values using the binomial option pricing model, will be exchanged pursuant to this offer.

2	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $109.10 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01091% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,077.90	Filing Party:	BrainsWay Ltd.
Form or Registration No.:	Schedule TO-I	Date Filed:	May 4, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2021 (the “Schedule TO”), by BrainsWay Ltd., an Israeli company (the “Company”), in connection with its offer to exchange Eligible Options for New Options with modified terms pursuant to the Offer to Exchange Eligible Options for New Options, dated May 4, 2021 (the “Exchange Offer”).

This Amendment is being filed solely to amend “Item 4 – Terms of the Transaction” to reflect and report the final results of the Exchange Offer under the caption “Material Terms.” Except as otherwise noted below, no changes have been made to the Schedule TO. This Amendment should be read in conjunction with the Schedule TO and the Exchange Offer. All capitalized terms used herein have the same meanings as given in the Exchange Offer.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information under the caption “Material Terms”:

The Exchange Offer expired at 5:00 p.m., Eastern Time, on Wednesday, June 2, 2021. Pursuant to the Exchange Offer, the Company accepted for cancellation Eligible Options to purchase an aggregate of 1,371,500 Ordinary Shares, representing approximately 93.06% of the total Ordinary Shares underlying the Eligible Options. On June 2, 2021, following the expiration of the Exchange Offer, the Company granted New Options to purchase 1,371,500 Ordinary Shares of the Company, pursuant to the terms of the Exchange Offer and the Company’s 2014 Share Incentive Plan, as amended by our Amended and Restated 2019 Share Incentive Plan (together, the “Plan”). The exercise price per Ordinary Share of the New Options granted pursuant to the Exchange Offer is US$4.675 (NIS15.26 based on January 25, 2021 US$/NIS exchange rate of 1/3.265) (being the closing price per American Depositary Share (“ADS”) of Brainsway, as reported on Nasdaq on January 25, 2021, the last day of trading prior to the approval of the Exchange Offer by the Board of Directors (the “Board”) of the Company), divided by 2 to reflect the exercise price per Ordinary Share (the “Initial Board Approval Date Price”). Each New Option has the same expiration date, vesting schedule and other terms (other than exercise price) as the Eligible Option exchanged therefor.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2021	BRAINSWAY LTD.

	By:	/s/ Christopher von Jako
Christopher von Jako
President and Chief Executive Officer